# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tango Therapeutics, Inc., CIK 0001819133
CUSIP: 87583X109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 201 Brookline Ave., Suite 901, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-093931
Filed by CIK 0001916761

## Reporting persons
- Nextech Crossover I GP S.a. r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nextech Crossover I SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ian Charoub: type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Costas Constantinides: type of reporting person: individual (IN); citizenship or place of organization: Cyprus (G4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rocco Sgobbo: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Tango Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Brookline Ave., Suite 901, Boston, MA, 02215.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the 'Reporting Persons') are:

Nextech Crossover I SCSp ('Nextech Crossover LP')
Nextech Crossover I GP S.a r.l. ('Nextech Crossover GP')
Ian Charoub ('Charoub')
Costas Constantinides ('Constantinides')
Rocco Sgobbo ('Sgobbo')

The Reporting Persons expressly disclaim status as a 'group' for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Bahnhofstrasse 18
Zurich, Switzerland 8001
Citizenship:
Nextech Crossover LP Luxembourg
Nextech Crossover GP Luxembourg
Charoub Sweden
Constantinides Cyprus
Sgobbo Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

Nextech Crossover GP serves as the sole general partner of Nextech Crossover LP and Charoub, Constantinides and Sgobbo are members of the board of managers of Nextech Crossover GP. Each of Nextech Crossover GP, Charoub, Constantinides and Sgobbo possesses power to direct the voting and disposition of the securities held by Nextech Crossover LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of June 30, 2026 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on August 21, 2023).

## Signatures
- Nextech Crossover I GP S.a. r.l.: /s/ Ian Charoub, By Ian Charoub, Manager (08/14/2026)
- Nextech Crossover I GP S.a. r.l.: /s/ Costas Constantinides, By Costas Constantinides, Manager (08/14/2026)
- Nextech Crossover I SCSp: /s/ Ian Charoub, By Nextech Crossover I GP S.a r.l., its General Partner, By Ian Charoub, Manager (08/14/2026)
- Nextech Crossover I SCSp: /s/ Costas Constantinides, By Nextech Crossover I GP S.a r.l., its General Partner, By Costas Constantinides, Manager (08/14/2026)
- Ian Charoub: /s/ Ian Charoub, Ian Charoub (08/14/2026)
- Costas Constantinides: /s/ Costas Constantinides, Costas Constantinides (08/14/2026)
- Rocco Sgobbo: /s/ Rocco Sgobbo, Rocco Sgobbo (08/14/2026)